Exhibit 99.56

Form 51-102F3

 MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

DHX Media Ltd. (the “Company” or “DHX”)

1478 Queen Street

Halifax, NS B3J 2H7

Item 2	Date of Material Change

July 31, 2014

Item 3	News Release

The news release was disseminated through Canada NewsWire and filed on SEDAR on July 31, 2014.

Item 4	Summary of Material Change

The Company announced the closing of its previously announced acquisition of Family Channel, Disney XD, Disney Junior (English-language channel) and Disney Junior (French-language channel) (“Family Channel Business”) and changes to its senior management team.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company announced the closing of its previously announced deal to acquire the Family Channel Business. A new business within DHX comprised of the four television channels that constitute the Family Channel Business will be called DHX Television.

Effective as of close of business on July 31, DHX’s Board of Directors announced that Michael Donovan has been elected Executive Chairman, Dana Landry has been promoted to Chief Executive Officer, and Michael Hirsh has been named Vice-Chairman. Steven DeNure remains in place as President and Chief Operating Officer, adding DHX Television to his operational responsibilities. Joe Tedesco has been named Senior Vice President and General Manager of DHX Television, and Keith Abriel, formerly a consultant to the Company, has joined DHX as Chief Financial Officer.

Joining as Chief Financial Officer, Keith Abriel brings more than six years of experience working as a consultant and Chief Financial Officer for public and venture-backed private companies, and over nine years of experience as an auditor with PricewaterhouseCoopers LLP (“PwC”). Since 2010, Mr. Abriel has been providing consulting services to DHX mainly in the area of taxation, and other public and private companies, working closely with management. While with PwC, he served as the senior manager on DHX’s year-end audits from 2004 to 2007, and on the Company’s IPO in 2006. A Past President of the Atlantic Canada CFA Society, Mr. Abriel is a Chartered Accountant and a CFA Charterholder who began his career with Coopers and Lybrand (now PwC). Mr Abriel is based in Toronto.

Family Channel Business

DHX has acquired the outstanding shares of a newly formed company, holding substantially all the assets comprising the business of the Family Channel Business for cash consideration consisting of approximately $170 million, increased or reduced by a working capital adjustment. The principal assets of the Family Channel Business acquired by DHX Media are the Canadian broadcast licenses for Family Channel, Disney Junior, Disney XD and Disney Junior French. Concurrently with the closing of this acquisition, the Company announced that it has also closed its previously announced syndicated senior debt financing. The new credit facilities will consist of a term loan credit facility in the aggregate amount of up to $235 million and a revolving loan credit facility in the aggregate amount of up to $30 million.

In addition, a special meeting of shareholders will be held on September 29, 2014 in Toronto. DHX will seek approval of its shareholders to amend its Articles of Continuance to better facilitate continued compliance with Canadian control regulations applicable to broadcasters.

Disclaimer

This report contains forward looking statements with respect to DHX and the acquisition of four children's channels from Bell Media. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's short form prospectus dated November 14, 2013, Annual Information Form, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8	Executive Officer

For further information, please contact David A. Regan - EVP, Corporate Development & IR, at (902) 423-0260

Item 9	Date of Report

August 8, 2014

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